Filed Pursuant To Rule 433

Registration No. 333-209926

March 7, 2016

Shares Of Gold Fund IAU Suspended

By Sumit Roy

Posted to ETF.com March 04, 2016

iShares announced today it has suspended creations in the iShares Gold Trust (IAU | B-100) because strong demand in the fund had led to “temporary exhaustion of IAU shares.”

Turbulence in financial markets had investors flocking to safe-haven IAU and the rival SPDR Gold Trust (GLD | A-100) in the first two months of the year. The two had inflows of $1.3 billion and $5.4 billion, respectively, through March 2, according to FactSet data.

February’s inflows into IAU were the largest in a decade, and prompted iShares’s move to suspend creations as it works to register new shares with the Securities and Exchange Commission.

Structure Requires SEC Registration

As iShares points out, IAU is an exchange-traded commodity (ETC) registered under the ‘33 Act as a grantor trust. That means it must register with the SEC when it wants a new subscription of shares.

That’s in contrast to most ETFs—including nearly all other iShares ETFs—which are registered as investment companies under the ‘40 Act. The ‘40 Act structure “provides for the continuous offering of shares and does not require registration of additional shares as the fund grows due to investor demand.”

Incidentally, GLD is also a grantor trust; however, it continues to function as normal. “Today GLD remains liquid, and we believe it has ample shares for our authorized participants,” said Peter Tulupman, head of U.S. Communications for the World Gold Council. “We actively monitor our creations and redemptions to see that GLD’s registered shares are not exhausted.”

iShares expects the resumption of normal creations for IAU to take place within the close of normal settlement cycles, or six business days.

In the meantime, to meet investor demand, market makers can use their “existing holdings of IAU inventory and hedging instruments to cover short positions.”

For the most part, IAU will continue to trade as normal on stock exchanges. However, with the creation process temporarily suspended, there is the possibility it could develop a premium to its net asset value—something investors should keep an eye on.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.